EXHIBIT 99.1

Coastal to Release Q4 and Fiscal 2012 Financial Results on December 19, 2012

VANCOUVER, British Columbia, Dec. 12, 2012 (GLOBE NEWSWIRE) -- Coastal Contacts, Inc. (Nasdaq:COA) (TSX:COA) (STOCKHOLM:COA), one of the largest online retailers of vision care products in the world, issued notice today that it will release its fiscal 2012 fourth quarter and year-end financial results for the period ending October 31, 2012 on Wednesday, December 19, 2012 at 4:00pm ET. Coastal will host a conference call to review the financial results and company operations at 4:30pm ET the same day. Participating in the call will be Roger Hardy, Founder and CEO, Gary Collins, President and Nick Bozikis, CFO.

To attend the call participants may dial:

North American Toll Free	1-888-892-3255
Sweden Stockholm local	46 852 503 436

A replay of the call will be available for 7 days. To access the replay listeners may dial:

Local/International	1-800-937-6305
Passcode	477096

About Coastal Contacts

Coastal Contacts Inc. is one of the largest online retailers of vision care products in the world. Coastal empowers customers to easily browse, try on and buy eyewear—saving time, money and sanity. With every pair of qualifying frames purchased, Coastal donates a pair to someone in need through its Change the View project. Founded in 2000, Coastal designs, produces and distributes the largest selection of glasses and contact lenses on the Internet, including a unique combination of designer glasses, contact lenses, sunglasses, and vision care accessories. Coastal serves customers in more than 150 countries through the Coastal Contacts family of websites including: Coastal.com, ClearlyContacts.ca, Lensway.com, Lensway.co.uk, Lensway.se, Lensway.com.br, ClearlyContacts.com.au, ClearlyContacts.co.nz, Contactsan.com, and Coastallens.com.

CONTACT: Terry Vanderkruyk
         Vice President, Corporate Development
         Coastal Contacts Inc.
         604.676.4498
         terryv@coastal.com

         Liolios Group Inc.
         Scott Liolios or Cody Slach
         949.574.3860
         COA@liolios.com